SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general in addition to the Market Announcement disclosed on August 3, 2021, that the National Electric Energy Agency - ANEEL, at its 34th Ordinary Public Meeting of the Board of Directors, held on September 14, 2021, under process No. 48500.000917/2021-32, referring to the granting of extension periods for the granting of the Power Reallocation Mechanism (MRE) plants, whose values were determined pursuant to the caput of art. 2-D of Law No. 13,203/2015, in compliance with § 9, of art. 6, of ANEEL Normative Resolution No. 895/2020 – REN 895/2020, carried out the complementary ratification of the concession extension periods, which had been partially decided upon the issuance of Ratifying Resolution No. 2,919/2021 - REH 2,919/2021.

In the approval that took place today, through Ratification Resolution No. 2932/2021, not yet made available by ANEEL, the plants not included in the partial approval under the terms of REH 2919/2021, already highlighted, were included. Therefore, the plants that were approved are those that were impacted on the grant extension calculations due to the changes brought by REN 930/2021, which amended part of REN 895/2020 in order to expand the time basis for the calculation of the term of extension of the granting of the plants that renegotiated the hydrological risk, and by Law No. 14.182/2021, which extended the right provided for in REN 895/2020 also to structuring plants.

Therefore, in the list presented below, resulting from the complementary approval carried out in the Agency's resolution held today, there are 10 (ten) hydroelectric plants/complexes of the Eletrobras companies (Eletrobras Furnas, Eletrobras CGT Eletrosul and Eletrobras Eletronorte) entitled to grant extension with based on REN 895/2020, out of a total of 28 (twenty-eight) hydroelectric power plants/complexes.

Plant Name	Concession extension period in days*	Company
Governador Jayme Canet Junior (Antiga Mauá)	1,789	CGT Eletrosul
Passo São João	1,740	CGT Eletrosul
São Domingos	610	CGT Eletrosul
Tucuruí	518	Eletronorte
Batalha (Antiga Paulista)	603	Furnas
Itumbiara	2,555	Furnas
Mal. Mascarenhas de Moraes (Antiga Peixoto)	366	Furnas
Manso	943	Furnas
Serra da Mesa	2,048	Furnas
Simplício	867	Furnas

*Deadlines provided by the Electric Energy Commercialization Chamber - CCEE

Rio de Janeiro, September 14, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.